



Wesley Powell · 3rd

CEO at Cloud Financial Corporation

New York City Metropolitan Area · 500+ connections · **Contact info**


Cloud Financial Corporation
Pittsburg State University

Providing services
Management Consulting, Business Consulting, and Finance Consulting
See all details

Experience



CEO
Cloud Financial Corporation · Full-time
Sep 2018 – Present · 2 yrs 6 mos
Wilmington, Delaware, United States

Cloud Financial Corporation (CFC) enables entrepreneurs to create, plan, build and execute their vision in alignment with our five-win approach: A win for the entrepreneur, their customers, their investors, for CFC and most importantly, its a win for people who will never interact directly with the business - that is the world is a better place simply through the existence of the business.

Together. We create the future.


Open Origin

Founding Board Member
Launch Global · Part-time
May 2020 – Present · 10 mos
New York, United States

Launch is a subscription live streaming service featuring curated, cutting edge performances from artists around the world using the latest technology.

Launch is The Future of Music.


What is Launch?

Chief Technology Officer
Skryty
Jan 2016 – Aug 2018 · 2 yrs 8 mos
Las Vegas, Nevada Area

Skryty has developed a high frequency and algorithmic trading as a service solution to empower small institutions, high net worth clients and active traders to act as their own quant for less than the monthly cost of the market data feeds.

...see more



Lead Architect - Data Encryption Program
Deutsche Bank
May 2015 – Mar 2017 · 1 yr 11 mos
Greater New York City Area



IAM Project Manager
Verizon Wireless
Jan 2014 – Dec 2014 · 12 mos
New Jersey

Verizon Wireless Network manages the core infrastructure of the commercial VZW network (backbone, towers, switches, data centers, etc.). Network launched a major security policy enforcement program in 2013 with an aggressive 1-year implementation deadline and needed to quickly expand their newly deployed IAM infrastructure to support the policy initiative. ...see more

Show 5 more experiences ⌄

Education



Pittsburg State University
BS, Chemistry
1993 – 1998
Activities and Societies: American Chemical Society, Phi Betta Kappa

Recommendations

Received (2)   Given (5)



John Gilmore
at Wipro, Inc.
June 9, 2009, Wesley worked with John in the same group

Wesley acts as a strong advocate for the customer's needs. He focuses on understanding the business and developing a strategy to advance the business goals through attainable information technology projects. I have worked with Wesley on many projects and would welcome the opportunity to work with him again.

Recommendations

Received (2)   Given (5)



John Gilmore
at Wipro, Inc.
June 9, 2009, Wesley worked with John in the same group

Wesley acts as a strong advocate for the customer's needs. He focuses on understanding the business and developing a strategy to advance the business goals through attainable information technology projects. I have worked with Wesley on many projects and would welcome the opportunity to work with him again.



Andrew Berman
Regional Vice President, Major Accounts, North America- Oracle Marketing Cloud at Oracle
February 23, 2009, Andrew worked with Wesley but at different companies

Wes is a very talented architect and engineer-- well versed not only in multiple areas of enterprise technology, but also in the complex business processes that surround them. I have partnered with Wes on multiple successful opportunities, and would give him my highest endorsement.